

September 9, 2010

Ms. Ann Marie Petach
Chief Financial Officer
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

> **Re:**   **BlackRock, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **Filed May 10, 2010 and August 6, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 001-33099**

Dear Ms. Petach:

We have reviewed your letter dated August 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.   We note your response to comment 1 in our letter dated July 19, 2010 and your proposed disclosure to provide greater detail on the purpose and function of your risk limits. Please expand your proposed disclosure to discuss whether you exceeded your set risk limits during the fiscal year. If so, please discuss how often and for how long you exceeded your limits. Also please disclose how the RQA group addressed the risk levels in excess of existing limits and whether there were any permanent changes to your risk limits during the fiscal year. If there were permanent changes to your risk limits, please

describe the changes and the basis for changing the risk limits. Confirm you will provide such disclosure in future filings.

Form 10-Q for the quarter ended June 30, 2010

Condensed Consolidated Statements of Changes in Equity, page 5

2.   We note that you have recorded the net change in fair value of the consolidated CLOs' assets and liabilities as net income (loss) attributable to non-controlling interests and as an adjustment to appropriated retained earnings. In future filings, please revise your presentation to present the fair value adjustment as a separate line item in your statements of changes in equity so that net income allocated to both the parent and non-controlling interests, respectively, agrees to the net income amounts reported on the statements of income.

Proxy Statement on Schedule 14A, filed April 23, 2010

3.   We note your response to comment 12 in our letter dated July 19, 2010. Please explain how the Company determines overall desired compensation amounts for executive officers. For example, please tell us when your MDCC makes the determination of overall desired compensation and whether this determination occurs independently of the MDCC's consideration of the amount to be paid under each element of executive compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief